AMAZONICA, CORP.

Av. Presidente Medice,120, Floor 1, Room#1

Osasco, SP 06268 Brazil

Phone: + 55 11 78374178

June 21, 2011

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Amazonica, Corp.

       Registration Statement on Form S-1

                   Filed on: May 17, 2011

                   File No. 333-174304

Dear Ms. Haywood,

We received your letter dated June 13, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 17, 2011:

General

1. Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your disclosure related to the availability of Rule 144 for the resale of shares to reflect that you are a shell company and that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act. We note that this disclosure appears on page 34 under “Future sales by existing stockholders” and on page 35 under “Certain Relationships and Related Transactions”.

New disclosures regarding these matters have been added near the end of the Prospectus cover page, and at the end of the disclosure regarding “Future sales by existing stockholders” on Page 34.

Front Cover Page of the Registration Statement

 2. Please revise footnote 1 of the “Calculation of Registration Fee” table to state the provision of Rule 457 of Regulation C that is you are relying upon for the basis of the calculation.

The footnote 1 of the “Calculation of Registration Fee” table has been revised as follows:

[1]   Estimated solely for purposes of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.

Outside Front Cover Page of the Prospectus

3. Please include the legend required by Item 501(b)(10) the outside front cover page of the prospectus. See Item 501(b)(10) of Regulation S-K. We note that you have included the legend on the facing page of the registration statement.

The "Subject to Completion" legend” has been added to outside front cover page of the prospectus and deleted from the facing page of the registration statement.

Prospectus Summary, page 5

4. We note that the name of your company is similar to the name of Equatorian S.A. Laminados Amazonia. If you are affiliated with Equatorian S.A. Laminados Amazonia, please provide a materially complete description of your affiliation.

We are not affiliated with Equatorian S.A. Laminados Amazonia.

Our Business, page 5

5. Please revise to disclose that you are a shell company.

We revised to disclose that you are a shell company.

6. We note your statement that you intend to import your product from Brazil. Please clarify, if true, that you intend to import the flooring for sale into the United States. Please also briefly explain how you intend to sell the flooring once imported and to whom.

We made a following clarification:

We plan on importing our product from Brazil to United States for sell. We are planning to sell our product through distributors in USA. Within a year we are planning to attend few flooring expo shows where we will establish new relationship with new distributors. As well we are planning to do online advertising using Google Adsence (searcher engine advertising network).

7. We note disclosure on page 5 that you have executed an “Exclusive Contract for the Sale of Goods” and “shall buy from Equatorian all of their goods.” We also note disclosure in the risk factor “All our products . . .” on page 10, that Equatorian may supply its goods to your competitors or other consumers. Please revise to explain the exclusivity terms of your contract with Equatorian in more detail. If you are to be the exclusive purchaser of all of Equatorian’s goods, then explain how Equatorian may supply its goods to others in the risk factor, or remove this risk factor disclosure.

We removed this risk factor disclosure.

8. Where you provide disclosures about your contract with Equatorian, please also explain when your obligation to purchase Equatorian’s products commences. If this is imminent, please explain how you will pay for the product. Please also consider including appropriate risk factor disclosure about your ability to fulfill your obligation to purchase all of Equatorian’s output under the Exclusive Contract, or tell us why you do not believe this is a risk.

We added a disclosure that under the present terms of this agreement we do not have an obligation to purchase product before a specific time.

Use of Proceeds, page 13

9. We note disclosure in your MD&A on page 20 that you need $25,000 to start your operations. Please add a column to your use of proceeds section to show how you would use only $25,000 of proceeds. Please also amend MD&A to explain more clearly how you would begin operations with $25,000 of proceeds. We note that currently, the plan of operations that you describe contemplates the use of $40,000 of proceeds for the next twelve-month period.

We have added a column to our use of proceeds section to show how we would use only $25,000 of proceeds:

	$25,000	$40,000	$80,000
Gross proceeds	$25,000	$40,000	$80,000
Legal and Professional fees	$7,000	$7,000	$7,000
Net Proceeds after Professional fees	$18,000	$33,000	$73,000

The net proceeds will be used as follows:

Website development and testing	$3,000	$3,000	$5,000
Marketing and advertising	$7,000	$15,000	$30,000
Establishing an office	$4,000	$4,000	$6,000
Samples shipping	$2,500	$4,000	$8,000
Salaries/Commisions	$0	$0	$12,000
Other Expenses	$1,500	$7,000	$12,000

We also amended MD&A to explain more clearly how we would begin operations with $25,000 of proceeds.

Plan of Operation, page 21

10. In your risk factor entitled “We are solely dependent upon the funds to be raised in this offering . . .” on page 8, you state that you will expand your office and acquire “the necessary equipment to begin operations.” However, it is unclear what equipment you require, since it doesn’t appear that you will manufacture the flooring you sell. Further, your Use of Proceeds section does not specifically contemplate using proceeds to purchase equipment. Please clarify and ensure that your disclosures throughout the prospectus are consistent.

We revised this risk factor as follows:

We just recently started our business operations. We need the proceeds from this offering to start our operations. If $80,000 is raised, this amount will enable us, after paying the expenses of this offering, to begin the process of locating, sourcing and negotiating with potential customers in building material distribution industry and begin distributing of our hardwood flooring. Upon the completion of the offering, we plan to set up our office and begin operations. We need a portion of these funds to pay for the expenses of being a reporting company as well. We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Estimated Expenses for the Next Twelve Months, page 23

11. We note the statement in the first sentence of the last paragraph on page 23 that you should be in full operation and selling your products within 12 months of completing your offering. Please explain whether this estimate takes into account the costs and expenses of being a reporting company under the Exchange Act.

We explained that Legal and Professional fees are the costs and expenses associated with being a reporting company under the Exchange Act.

Product, page 25

12. We note disclosure that you are in the business of Brazilian hardwood flooring distribution. Please revise the first sentence to disclose that you have not sold any products.

We revised that we have not sold any products.

13. Please revise to clearly describe the products and services you intend to provide. We note disclosure on page 5 that you will market and distribute hardwood flooring “and other construction materials”.

We added a following disclosure:

We will also distribute products that are usually included with main product as a service kit, such as small hardwood products like: molding, glue and necessary finishing material to maintain floors.

14. We note that several of the products you list here are not covered by the Equatorian contract, including Brazilian Oak, Purpleheart and Brazilian Redwood. Please revise to remove the implication that you will purchase these wood types under the contract, or disclose whether you intend to source these products from other manufacturers.

We revised to remove the implication that we will purchase these wood types under the contract.

Background of officers and directors, page 30

15. We note the disclosure “Prior to our inception and currently . . .” Please revise the background of Mr. Caetano to provide the dates of his employment for the past five years. Please also revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Caetano should serve as a director pursuant to Item 401(e) of Regulation S-K.

We revised the background of Mr. Caetano to provide the dates of his employment for the past five years. We also revised to briefly discuss the specific experience, qualifications, attributes and skills that led to the conclusion that Mr. Caetano should serve as a director.

16. Also in Mr. Caetano’s biographical information, please explain your statement that CH Robinson International Logistics is “involved in international logistic.” Please enhance the disclosure so that investors better understand the nature of the work that Mr. Caetano has performed for this company.

We enhance the disclosure so that investors better understand the nature of the work that Mr. Caetano has performed for this company.

Report of Independent Registered Public Accounting Firm, page F-1

17. Please request your independent registered public accountant to provide you with a report that opines on your results of operations and cash flows for the period from inception, June 2, 2010, to April 30, 2011, in addition to the periods then ended. Please refer to AU Section 508 for guidance.

The independent registered public accountant has changed the opinion as requested.

Exhibit 23.1

18. Please request your independent registered public accountant to include an acknowledgement regarding your reference to him as an expert in accounting and auditing on page 35.

We removed this reference on page 35. Also, we filed an updated consent from our independent registered public accountant.

This letter responds to all comments contained in your letter dated June 13, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

Email: david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Andre Caetano

Andre Caetano, President